August 3, 2018

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549-3720

Attention:                                         Abe Friedman

Jim Rosenberg

Office of Healthcare & Insurance

Re:                             Theravance Biopharma, Inc.

Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 28, 2018

Form 10-Q for the Quarterly Period Ended March 31, 2018

Filed May 9, 2018
File No. 001-36033

Dear Messrs Friedman and Rosenberg:

This letter responds to the comments set forth in the letter to Theravance Biopharma, Inc. (the “Company”) dated July 23, 2018 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), to Renee Gala, the Company’s Chief Financial Officer, regarding the Company’s Form 10-Q for the Quarterly Period ended March 31, 2018, filed on May 9, 2018 (the “Report”).

For your convenience, we have repeated and numbered the comments in italicized, bold print, and the Company’s responses are provided below each comment.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Notes to Condensed Consolidated Financial Statements

3. Collaborative Arrangements, page 12

1. We acknowledge your response to our prior comment one. Please address the following:

•                 Tell us your day one policy and the accounting literature to which you rely to separate and initially measure the various parts of your collaborative arrangements. Address how your determination of “reimbursable program costs” in the Mylan arrangement as a “unit of account” complies with your policy.

We first evaluate our collaborative arrangements to determine whether the arrangements are within the scope of Topic 808, Collaborative Arrangements (Topic 808).  We concluded that the Mylan arrangement is within the scope of Topic 808, given that both parties are actively involved in directing and carrying out the development of the licensed products and potential product candidates under the Mylan Agreement and both parties are exposed to the significant risks and rewards of the commercial success of the activities in their respective territories.  As discussed below, we analogize to the revenue literature for activities within the collaboration which are part of our ongoing major and central operations.  For the presentation and disclosure of other activities within the collaboration, we consider the interpretive guidance provided in the Topic 808 examples.

Under the Mylan arrangement, we have been reimbursed for our R&D expenses. Under our “day one” policy, these reimbursements have been reflected as a reduction of R&D expense in our consolidated statements of operations, as we do not consider performing research and development services for reimbursement to be a part of our ongoing and central operations.  The portion of our policy that references “ongoing and central operations” is consistent with the definition of revenues in Concepts Statement No. 6, which states:

“78.     Revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.”

The concept of analogizing to the revenue literature for activities within collaborations which are part of an entity’s ongoing major or central operations is included in Topic 808.  For example, please refer to the implementation guidance in Topic 808 (paragraphs 55-5, 55-8, 55-9, 55-12, and 55-13) for references to “ongoing major and central operations”.  The implementation guidance in Topic 808 includes Examples 1 and 2 for which performing research and development services for others are part of Biotech’s ongoing major and central operations and for which an analogy to the revenue literature is made.  Conversely, the Topic 808 implementation guidance also includes Example 3 where the Big Pharma and Little Pharma entities conclude that performing research and development services for others are not part of the entity’s ongoing major and central operations and the payments received are recorded as a reduction of the entity’s research and development expenses.  These examples appear to tie an entity’s definition of its ongoing major and central operations to its decision to analogize to the revenue literature.  We do not consider performing research and development services for others under a cost-sharing, profit-sharing, or cost-reimbursement structure to be part of our ongoing major or central operations and we do not analogize to the revenue literature for payments associated with those activities.

There is no authoritative literature that currently applies to the separation and measurement of the various parts of a collaborative arrangement.  However, the implementation guidance in Topic 808 includes some guidance that is helpful.  Example 3 in Topic 808 (paragraph 55-13), includes an example where Little Pharma is receiving a net payable from Big Pharma of $4.75 million.  In the example, Little Pharma disaggregates the payment in accordance with the nature of the individual item which results in the portion attributed to the sharing of research and development costs as a reduction to research and development expenses.  Because an analogy to the revenue literature was not made for these activities in this example, the cost-sharing payment is not subjected to the allocation or measurement guidance in the revenue literature.  For example, please note that while some portions of the payment are classified as revenue in Example 3, there was not an application of revenue guidance to identify deliverables or to allocate the transaction price to the deliverables.  Rather, the cost-sharing payments attributed to the research and development services are recorded as a reduction to the research and development expenses in the period incurred.

The Ernst & Young comment letter on the Exposure Draft observed that it would be helpful to practitioners if the examples in Topic 808 included up-front fees and other payment structures to help illustrate the issues related to the allocation of the transaction price.  The FASB staff did create examples which included up-front fees for discussion in the December 2017 Topic 808 workshop.  However, these examples were not included in the Exposure Draft as released.  While not authoritative, the working group example may be informative of the how the FASB Staff may consider allocating the transaction price between units of account.

Non-authoritative — excerpt from FASB discussion materials

> Example 1: Unequal Participation in Results of Research, Development, and Commercialization Arrangement, Participants Perform Different Activities

808-10-55-3 This Example illustrates the guidance in Sections 808-10-25 and 808-10-45.  Pharma and Biotech agree to participate in the results of research and development activities for a drug candidate and in the commercialization activities if the drug candidate is approved for sale, pursuant to a joint development and marketing agreement. Biotech owns the intellectual property for a drug compound that will be used in the joint development and marketing agreement and licenses rights to the intellectual property to Pharma. The agreement specifies that Biotech will perform research and development services at a rate of 100/hour and retain a 25 percent interest in profits from any future commercialization activities. Pharma also will pay Biotech an upfront fee of $50 million. On a quarterly basis, Biotech and Pharma provide information about the activities performed under the joint development and marketing agreement. One participant is required to make a payment to the other participant for the net amount payable under their joint development and marketing agreement. In the first annual period of the agreement (year 20X1), Biotech performs 5,000 hours of research and development services under the agreement. As a result, Pharma owes Biotech $500,000.

808-10-55-4 Biotech concludes that no other authoritative guidance applies to the whole collaborative arrangement and, therefore, the arrangement is within the scope of Topic 808.  Biotech identifies the upfront fee, the research and development activities, and the profit share as three separate units of account because each represents a distinct service. For the upfront fee and the research and development services units, Biotech concludes that Pharma is its customer, and, thus, according to paragraph 808-10-25-3 it applies the revenue recognition guidance in Topic 606 to those units of account.

808-10-55-5 In applying Topic 606, Biotech concludes that the upfront fee of $50 million represents consideration for the license and that the license is functional intellectual property, and, therefore, records the upfront fee of $50 million immediately as revenue. In Year 20X1, Biotech recognizes $50.5 million of revenue for the license and the 5,000 hours of research and development services performed.

Please note that in this non-authoritative example, the concepts within Topic 606 for the allocation of the transaction price (Step 4) to estimate the standalone selling price and to allocate the transaction price on a relative fair value basis were not applied.  Rather, Biotech used its judgment to allocate the up-front fee to the intellectual property and separately recognized the fees related to the research and development services as those were provided.

Regrettably, neither Topic 808 nor the Exposure Draft include illustrative guidance examples where there are payment structures other than profit sharing.  Specifically, there are no illustrative guidance examples that include up-front fees, milestones or royalties.  It is also regrettable that neither Topic 808 nor the Exposure Draft include illustrative guidance examples where the collaborative partner is considered to be a customer for one or more units of account and not a customer for other units of account.

•                 Explain to us why you do not believe that analogy to ASC 606 is appropriate for “reimbursable program costs” related to the Mylan arrangement. Tell us the authoritative literature to which you are analogizing or if there is no appropriate analogy, your reasonable, rational, and consistently applied accounting policy. Refer to ASC 808-10-45-3.

For collaborative arrangements which are in the scope of Topic 808, the Company considered the guidance in paragraph 45-3:

45-3 Payments between participants pursuant to a collaborative arrangement that are within the scope of other authoritative accounting literature on income statement classification shall be accounted for using the relevant provisions of that literature. If the payments are not within the scope of other authoritative accounting literature, the income statement classification for the payments shall be based on an analogy to authoritative accounting literature or if there is no appropriate analogy, a reasonable, rational, and consistently applied accounting policy election.

With respect to the reimbursable program costs, the Company does not believe that an analogy to Topic 606 is appropriate.  For units of account subject to cost-sharing, profit-sharing, or cost-reimbursement, we believe that the implementation examples in Topic 808 provide the most relevant guidance.  While each of the examples in Topic 808 are for profit-sharing arrangements, we believe that these examples remain appropriate for cost-sharing and cost-reimbursement activities.  An excerpt from Example 3 of Topic 808 states:

“As both participants are performing research and development activities, there may be periods in which Biotech must make a payment to Pharma for its proportionate share of the research and development activities and periods in which Pharma must make payments to Biotech. On a quarterly basis, Pharma and Biotech provide financial information about the research and development activities performed by both parties and the commercialization activities performed by Pharma under the joint development and marketing agreement. One participant is required to make a payment to the other participant for a proportionate share of the excess of the parties’ combined operating results pursuant to their joint development and marketing agreement.”

We believe that the unit of account for the reimbursable research and development services under the Mylan arrangement is best accounted for under Example 3 of Topic 808.  Similar to Example 3, the cost reimbursement for the Mylan arrangement is calculable in each period pursuant to the contractual terms of the Mylan Agreement.  Also, similar to Example 3, there is not an allocation of “profit” to the research and development services, as this is considered to be a collaborative activity with a partner.  We believe that the other elements of the overall transaction price, including the up-front fees and milestones, should be allocated to the other units of account in the Mylan transaction.

While Topic 808 does not provide any guidance on the allocation of transaction price to units of account, we believe that our allocation is consistent with the principles of Topic 606.  The relative standalone selling price method is the default method for allocating the transaction price. However, the FASB noted in the Basis for Conclusion of ASU 2014-09 that this method may not always result in a faithful depiction of the amount of consideration to which an entity expects to be entitled from the customer. Therefore, the standard provides exceptions to the relative standalone selling price method to allocate the transaction price.

One exception requires variable consideration to be allocated entirely to a specific part of a contract, such as one or more (but not all) performance obligations in the contract or one or more (but not all) distinct goods or services promised in a series of distinct goods or services that forms part of a single performance obligation.

606-10-32-39

Variable consideration that is promised in a contract may be attributable to the entire contract or to a specific part of the contract, such as either of the following:

a. One or more, but not all, performance obligations in the contract (for example, a bonus may be contingent on an entity transferring a promised good or service within a specified period of time)

b. One or more, but not all, distinct goods or services promised in a series of distinct goods or services that forms part of a single performance obligation in accordance with paragraph 606-10-25-14(b) (for example, the consideration promised for the second year of a two-year cleaning service contract will increase on the basis of movements in a specified inflation index).

606-10-32-40

An entity shall allocate a variable amount (and subsequent changes to that amount) entirely to a performance obligation or to a distinct good or service that forms part of a single performance obligation in accordance with paragraph 606-10-25-14(b) if both of the following criteria are met:

a. The terms of a variable payment relate specifically to the entity’s efforts to satisfy the performance obligation or transfer the distinct good or service (or to a specific outcome from satisfying the performance obligation or transferring the distinct good or service).

b. Allocating the variable amount of consideration entirely to the performance obligation or the distinct good or service is consistent with the allocation objective in paragraph 606-10-32-28 when considering all of the performance obligations and payment terms in the contract.

The FASB noted in the Basis for Conclusions of ASU 2014-09 that this exception is necessary because allocating contingent amounts to all performance obligations in a contract may not reflect the economics of a transaction in all cases. Allocating variable consideration entirely to a distinct good or service may be appropriate when the amount allocated to that particular good or service is reasonable relative to all other performance obligations and payment terms in the contract. Subsequent changes in variable consideration should be allocated in a consistent manner.

We believe that allocating the elements of the transaction price, other than the cost reimbursement payments, to the intellectual property and joint steering committee deliverables in the Mylan Agreement is consistent with the concepts of 32-39 and 32-40 of Topic 606.  For example, if any milestones are achieved in the collaborative arrangement, we believe that these milestones are due predominantly to the demonstrated value of the intellectual property. Conversely, allocating the variable payments related to the cost reimbursement for research and development services entirely to research and development activities also reflect what the Company expects to be entitled for performing such services. That is, we do not expect to receive a profit related to the cost reimbursement activities because those activities are related to the joint activities of the collaboration and do not represent a good or service that is transferred to a customer (for which an entity would commonly expect to receive cost plus a reasonable margin in exchange for its performance).

In arrangements where the research and development expenses are reimbursed, the Company does not consider those activities to represent an ongoing major or central operation because the Company has substantially less economic risk on the performance of the service.  The research and development process for pharmaceutical products can be long and complex and there is a significant risk of changes to the scope and duration of the development activities.  For example, delays or changes to the scope of research and development work may result from adverse events, safety issues or side effects relating to the product candidates or their formulation into medicines, governmental or regulatory delays and changes in regulatory requirements, policy and guidelines, delays in patient enrollment and variability in the number and types of patients available for clinical studies, or difficulty in maintaining contact with patients after treatment, resulting in incomplete data, varying regulatory requirements or interpretations of data among the US Food and Drug Administration and foreign regulatory authorities.  For the Mylan arrangement, the Company’s risk to the potential cost overruns for the development activities is mitigated by the fact that these costs are reimbursed by Mylan.  For the Mylan arrangement, the research and development activities and the related reimbursement of expenses are considered to be a collaborative activity with a partner.  The Company shares in the risk of the development activity because it contributed the intellectual property.  The Company and Mylan are working together towards a joint objective and sharing the risks and rewards of the development activities.  The Company did not identify other accounting literature which was applicable to the research and development services.   The Company has considered the implementation guidance in Topic 808 for the presentation and disclosure of payments between partners in a collaborative arrangement.  We believe that this conclusion is consistent with the illustrative guidance in Topic 808 in Example 3 where Little Pharma concludes that performing research and development services for Big Pharma under a cost-sharing structure is not part of Little Pharma’s ongoing major or central operations.

•                 Reconcile for us your conclusion that the amounts you attribute as being “transaction price” in the Mylan arrangement that you allocate to the delivery of the license and to joint steering committee participation and no attribution/allocation related to “reimbursable program costs” with your accounting policy for separating and initially measuring the various parts of your collaborative arrangements. In addition, regarding future potential milestone amounts that were not included in the transaction price because you determined them to be fully constrained, tell us your accounting for them when they are no longer fully constrained and how that complies with your separation and measurement policy.

As noted above, there is no current authoritative literature that directly applies to the separation and measurement of the various parts of the transaction price for a collaborative arrangement.  We concluded that we should not analogize to the revenue literature for the payments related to the reimbursement of research and development expenses.  Consistent with the guidance in Topic 808 Example 3, we recorded the payments received related to the reimbursement of research and development services as a reduction to our research and development expenses in the period incurred, which coincides with our contractual rights to the reimbursable amounts.  In the absence of directly-applicable authoritative accounting literature, we believe that our policy is reasonable, rational, and is consistently applied.

We believe it is appropriate to attribute the cost reimbursement payments to the research and development unit of account and to account for these payments and this activity under Topic 808, in a manner consistent with Example 3 of Topic 808.  Under the Mylan Agreement, we are essentially reimbursed for 100% of our research and development expenses under the collaboration and we believe that the allocation of the reimbursement payments to the research and development unit of account is a faithful reflection of the economics of the arrangement and our relationship with our collaborative partner with respect to the research and development activities.

We believe that it is appropriate to include other elements of the arrangement consideration, including the upfront fee, milestones and royalties, in the analogy to Topic 606.  We have analogized to Topic 606 for two units of account in the Mylan arrangement, 1) the intellectual property license and technology know-how, and 2) committee participation.  The intellectual property is estimated to be approximately 99% of the relative fair value of the two performance obligations.  We achieved a milestone under the Mylan Agreement in 2016.  We included the $15 million in the transaction price and allocated it to the performance obligations, in the same manner as the up-front payment.  Because the license was considered to be a distinct performance obligation and because the license was delivered to Mylan at the inception of the arrangement, we recognized essentially all (99%) of the milestone in the period when the milestone was no longer subject to the constraint under Topic 606.  We believe it is appropriate to attribute milestones and royalties predominately to the intellectual property because we view these payments principally as contingent payments related to the value of the intellectual property.

We expect that royalties under the Mylan arrangement would be accounted for under the sales- and usage-based royalty exception.  For future milestones triggered by reference to a sales- or usage-based threshold, such as the product achieving a specified dollar volume of annual sales, we also expect to account for those milestones in the under the sales- and usage-based royalty exception.  Other future milestones under the Mylan Agreement will be included in the transaction price when they are no longer constrained and the transaction price will allocated to the two identified performance obligations.

2. Your current disclosure appears to suggest the Collaborative Arrangements referred to within your filing are under the scope of ASC 606.  Please confirm to us that, in future filings, you will clarify that you are analogizing to the guidance in ASC 606.

With respect to the accounting for our collaborative arrangements, we will clarify in future filings that we are analogizing to the guidance in Topic 606 for units of account within the collaborative arrangement that are part of our ongoing major and central operations.

Janssen Biotech, page 12

3. Please confirm that in future filings you will separately provide the total amount of R&D costs incurred related to the Janssen agreement, as it would appear the costs incurred related to the Janssen arrangement would be useful to understanding the extent of the work performed and costs aggregated on your income statement.  Refer to ASC 730-20-50-1b.

In future filings, we will disclose the amount of research and development costs incurred related to the Janssen arrangement.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

* * * * *

[Remainder of page intentionally left blank.]

Please contact me at (650) 808-4124 if you have any questions about this submission.

Sincerely yours,

Theravance Biopharma, Inc.

/s/ Renee Gala
Renee Gala
Senior Vice President and Chief Financial Officer

cc:                                Bradford J. Shafer, Esq., Executive Vice President and General Counsel

Theravance Biopharma, Inc.

Brett A. Grimaud, Esq., Assistant Secretary

Theravance Biopharma, Inc.

David T. Young, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP